UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Garcia II, Ernest C.
   2525 East Camelback Road, Suite 1150


   Phoenix, Arizona  85016
2. Issuer Name and Ticker or Trading Symbol
   Ugly Duckling Corporation (UGLY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  11/04/98    P (1)    25,000        A  $5.63 (1)    88,000(2)      I  Indirect-V (2)
Common Stock - Unchanged                                                                         4,450,000%     D  Direct
Common Stock - Unchanged                                                                         136,500+       I  Indirect-GFF+

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
None                           $0.00

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
None                                     None                           0                         0                 --


[FN]
Explanation of Responses:

(1) These 25,000 shares of Common Stock of UGLY were acquired on or about 11/4/98 by Verde Investments, Inc. ("Verde") at a purchase price of $5.625 per share. The Reporting Person is the president and sole shareholder of Verde. Verde is an affiliate of Issuer. Mr. Garcia disclaims beneficial ownership of the 88,000 shares reported herein and also disclaims beneficial ownership of all shares of UGLY Common Stock owned/held by Verde.

(2) End of month ownership is based on 10/31/98 ownership ending balance of 63,000 shares (as previously reported on an earlier Form 4) of UGLY Common Stock plus 25,000 purchased on or about 11/04/98 (63,000 + 25,000 = 88,000).
Mr. Garica disclaims beneficial ownership of all shares owned/held by Verde as discussed above.

%This amount of securities owned excludes 50,000 share of UGLY Common Stock that on 8/18/97 the Reporting Person granted an option to Don Addink (another UGLY Section 16 Officer) to acquire the shares at an option price of $15 per share (approx. closing price of UGLY Common Stock on 8/18/97). D. Addink may exercise this option at any time between the date of option grant through May 31, 2000. D. Addink has not exercised his option to purchase any of these shares from the Reporting Person. Until the option is exercised, the Reporting Person retains voting and investment power with respect to the shares.

+ These shares of Common Stock of UGLY are owned by the Garcia Family Foundation, Inc. ("GFF"). GFF is an Arizona nonprofit corporation that has the right to receive dividends from, or proceeds for the sale of, the 136,500 shares of Common Stock. The Reporting Person/Mr. Garcia has no right to receive dividends from, or proceeds from the sale of, the 136,500 shares.
Mr. Garcia is the president and a director of GFF and shares the power to direct the vote and power to direct the disposition of these shares held by GFF. Mr. Garcia disclaims beneficial ownership of these shares held by GFF. Mr. Garcia disclaims beneficial ownership of the 136,500 shares reported herein and also disclaims beneficial ownership of all shares of UGLY Common Stock owned/held by GFF.

- Power of Attorney is included and made a part of this filing.

SIGNATURE OF REPORTING PERSON
/S/ By: Judith A. Boyle
    Attorney-in-Fact -
    For: Ernest C. Garcia II
DATE
12/03/98

POWER OF ATTORNEY
(E. Garcia)

I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

This power of attorney is effective from the date hereof until September 1, 1999, unless earlier revoked or terminated.


                                                   /s/Ernest C. Garcia II
Dated: May 27, 1998




UDC.SM:POA.DOC